

SECURITI 03011630 ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44018



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   __1/1/02__   AND ENDING   __12/31/02__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CFG Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike—Suite 400
(No. and Street)

Rockville   **Maryland**   **20852**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President   **(301) 468-0100**
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

1750 Tysons Boulevard   **McLean**   **Virginia**   **22102**
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

MAR 1 2 20..

CFG FINANCIAL ASSOCIATES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report

(x)   (a)   Facing Page

(x)   (b)   Statement of Financial Condition

( )   (c)   Statement of Operations

( )   (d)   Statement of Cash Flows

( )   (e)   Statement of Changes in Stockholders' Equity

( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (**Not Applicable**)

(x)   Notes to Financial Statement

( )   (g)   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (**Not Required**)

( )   (h)   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (**Not Applicable**)

( )   (i)   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (**Not Applicable**)

( )   (j)   A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (**Not Required**)

( )   (k)   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (**Not Applicable**)

( )   (l)   An Oath or Affirmation (**Not Required**)

( )   (m)   Copy of the SIPC Supplemental Report (**Not Required**)

(x)   (n)   A Report of Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

**Deloitte
&Touche**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CFG Financial Associates, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of CFG Financial
Associates, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule
17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility
of the Company's management. Our responsibility is to express an opinion on this financial
statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statement is free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statement. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the
financial position of CFG Financial Associates, Inc. at December 31, 2002, in conformity with
accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2003



CFG FINANCIAL ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 81,958
Accounts receivable	13,102
Prepaid expenses	4,082
TOTAL ASSETS	**$ 99,142**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accrued expenses	$ 5,289
Due to affiliates	133
Total Liabilities	5,422

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value - authorized, issued and outstanding, 14,493 shares	145
Additional paid-in capital	136,245
Loans receivable from stockholders	(2,500)
Accumulated deficit	(40,170)
Total Stockholders' Equity	93,720
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 99,142**

See notes to financial statement.

CFG FINANCIAL ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF THE BUSINESS

CFG Financial Associates, Inc. (the "Company") is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company intends to introduce its stock and bond customers to another broker-dealer who will carry such accounts and will clear such transactions on a fully disclosed basis. With respect to this activity, the Company forwards all funds and securities received and would not otherwise hold funds or securities for, or owe money or securities to, securities customers, and would not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flows through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

The Company has an agreement with a third party to clear its security transactions on a fully disclosed basis and carry its customer accounts. In the event that a customer is unable to fulfill its contractual obligation to the clearing broker, the Company has guaranteed payment. As of December 31, 2002, there was no exposure related to customer default as the Company had no open trades.

During 2002, the Stockholders explored the possiblity of using the Company solely as an NASD broker/dealer for employee-registered representatives. This would afford the registered representatives the possibility of participating in Company sponsored benefit plans. While exploring this possibility, the Stockholders deemed it prudent not to process any securities transactions for existing customers or to add new customers. Therefore, there were no securities transaction revenue during the year. The Stockholders will continue to consider this option during 2003. The Stockholders have committed to support the operations of the Company for the foreseeable future. The Stockholders will provide capital contributions, on an as needed basis, to maintain the minimum net capital and aggregate indebtedness requirements that are specified in the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Several other entities are owned by the Stockholders of this company. See Note 3, *Related Party Transactions*.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - This financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated outside its affiliated group. See Note 3, Related Party Transactions, for additional information.

Estimates - The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Revenues and related expenses for transactions executed are accrued on a trade-date basis.

Cash and Cash Equivalents - The Company considers cash on hand and money market accounts to be cash and cash equivalents.

3. **RELATED PARTY TRANSACTIONS**

An affiliated company provides the Company certain operational and administrative services for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $1 for the year ended December 31, 2002.

4. **INCOME TAXES**

At December 31, 2002, for federal and state income tax purposes, the Company had a net operating loss carryforward of approximately $68,600. A valuation allowance offsets entirely the related deferred tax asset of approximately $27,400 based on the uncertainty of realization.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $72,536, which was $22,536 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 at December 31, 2002.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

**Deloitte
& Touche**

February 25, 2003

CFG Financial Associates, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statement of CFG Financial Associates, Inc. (the "Company") for the year ended December 31, 2002 (on which we have issued our report dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are



Deloitte
Touche
Tohmatsu

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association for Securities Dealers, Inc., the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP